Ed Lukins +44 (0) 20 7556 4261 elukins@cooley.com

February 26, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Rolf Sundwall

Mark Brunhofer

            Christine Westbrook

            Suzanne Hayes

Re:     Tiziana Life Sciences plc

            Amendment No 2 to Draft Registration Statement on Form 20-F

            Submitted February 26, 2018

CIK No. 0001723069

Ladies and Gentlemen:

On behalf of Tiziana Life Sciences plc (the “Company”), we are submitting this letter and the following information in response to a letter, dated February 21, 2018, (the “SEC Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s amendment No 1 draft registration statement on Form 20-F submitted on February 8, 2018 (the “Confidential Draft Registration Statement”). We are also electronically transmitting for confidential submission an amended version (Amendment No 2) of the Confidential Draft Registration Statement (the “Registration Statement”) and sending the Staff a hard copy of this letter, the Registration Statement and a version of the Registration Statement that is marked to show changes to the Confidential Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the SEC Letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS, UK
t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above.
Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word 'partner,' used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.

U.S. Securities and Exchange Commission

February 26, 2018

Item 4. Information on the Company

B. Business Overview

Our Product Candidates, page 51

1.	We note your response to comment 3. However, you continue to indicate that the product candidates are safe, that the trials have demonstrated safety and that you will make determinations with respect to safety. The determination that a product candidate is safe is within the exclusive authority of the FDA and comparable foreign regulatory entities, and is continually assessed during all phases of clinical trials. If accurate, you may state that your product candidates were well tolerated or that there were no serious adverse events relating to the product candidates observed during the trial. Alternatively, you may present data related to adverse events observed as evidence of safety. For example:
•	Page 53: “If safe, a high dose of 5mg/dose will be administered orally further for 5 consecutive days followed by 10 days of safety monitoring. If data indicates that the drug is safe, Phase IIa trials will be administered.
•	Page 62: “Monotherapy treatment regimen with milciclib ... was safe and well tolerated ...seven patients ... have been continuing treatment with milciclib for more than 2 years with excellent safety profile. Among these, 2 patients have been treated with milciclib for approximately 5 years, demonstrating safety of the drug for long term treatment.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement on pages 53, 54, 57, 58 and 59 to confine observations to commentary on tolerability and an absence of adverse events.

Milciclib, page 56

2.	We note your response to comment 7, which we reissue in part. Please tell us why you report the number of patients on page 61 as approximate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement at pages 49 and 69 to remove references to “approximately”, these arose when assessing numbers by reference to some participants who enrolled in trials but failed to complete cycles or return for follow up. The numbers now reflect only those patients who fully completed the trial processes.

Phase II Data in Thymoma and Thymic Carcinoma, page 62

3.	We note your response to comment 9, which we reissue in part. Please explain the meaning of “clinically interesting” in this context.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement at page 62 to remove the reference to any finding in respect of the outcome of the results and to restrict it to a comparison of the outcome percentage to the median.

U.S. Securities and Exchange Commission

February 26, 2018

Collaborations and License Agreements, page 66

4.	Refer to your response to our prior comment 12. As previously requested, please provide us your analysis of the Nerviano Option to repurchase shares, which should include a description of terms, your determination of accounting treatment for the option, and the specific accounting guidance on which you relied.

Response: The Company respectfully acknowledges the Staff’s comment. The option is not an option of the nature of a financial instrument that would require reflection in the Company’s financial statements. The option to repurchase the shares issued to Nerviano as part consideration was included in the transaction to allow the Company to “claw-back” the share element if the worked product failed to deliver any meaningful results in trials. The original share issue is fully recognized in the Company’s historical financial statements but only if the repurchase option were to be exercised would any further occurring entries be required – in that case to reflect the repurchase of the shares (as cancelled or held in treasury) and a corresponding reduction in the carrying value of the asset.

Notes to Consolidated Financial Statements 16.
Share Capital, page F-18

5.	We acknowledge your response to prior comment 19. Although you indicate that the $41.3 million credit resulting from your capital reduction is distributable and was recorded in retained earnings in accordance with normal accounting practice in the U.K., paragraph 15 of IAS 1 requires the representationally faithful presentation of transactions in the financial statements. We believe that there is no specific prohibition in IFRS from presenting this transaction in a separate reserve and that its commingling with your historical operating results in “retained earnings” is not representationally faithful. As a result, please revise your presentation to reclassify this capital reduction transaction from your retained earnings to some other capital reserve and revise your footnote disclosure to indicate the impact of this new capital reserve on your dividend paying capacity.

Response: The Company respectfully acknowledges the Staff’s comments on this matter. We also refer to our telephone conversation with Mark Brunhofer on February 23, 2018. English company law, largely embodied in the Companies Act 2006, enshrines the doctrine of maintenance of capital. We understand that this doctrine is not a salient feature of company laws applicable in Delaware and most other US states. Under English company law, a company may only pay dividends or make distributions out of realised profits. In essence, a company’s share capital is seen, under English law, as the “creditors buffer” meaning that if the company has incurred losses then this impacts its ability to pay dividends because the losses will have “eroded” the permanent capital of the company which, accordingly, puts creditors at risk. The Companies Act 2006 now makes a distinction between private companies and public companies. Prior to the introduction of the Companies Act 2006, with respect to all companies (private and public), should they have wished to reduce their share capital, they would need to have

U.S. Securities and Exchange Commission

February 26, 2018

passed a special resolution of shareholders, and then sought confirmation from the UK High Court (the “Court”) that they could proceed with the capital reduction. The Companies Act 2006 introduced a simplified process, so that private companies could reduce their share capital provided that their shareholders gave their approval and the directors executed a statement showing that the company would be solvent notwithstanding the capital reduction. Public companies in the UK are still subject to the more onerous process of needing to seek consent from shareholders, by passing a special resolution (requiring a 75% majority vote), and then by making an application to the Court requesting that the Court confirm the resolution passed by shareholders. This process is designed to allow any creditor who feels he might be prejudiced by the capital reduction to object to the reduction and the Court will hear from any interested parties who raises such an objection.

Due to the maintenance of capital doctrine embodied in English law, it is very common in the United Kingdom for companies to reduce their share capital and rely upon the procedures set out in the Companies Act 2006 to do this.

The most common situation that gives rise to public companies seeking capital reduction is the circumstance in which a company has accrued significant losses (often in a development stage or research stage of its life) and then wishes to pay dividends to shareholders having reached the stage of being profitable. Under English company law the issue facing most companies in this situation is that the company would first have to generate sufficient profits to counter the entire historic loss standing to its retained earnings account before being able to pay such a dividend. Capital reductions also come about where historically a company has done a stock split and created a class of “deferred shares”. This often happens because under the Companies Act 2006 shares must have a “nominal” value and a company can only issue shares at or above its nominal value (with any excess over nominal value being credited to share premium). If over time a traded company’s listed share price drops below its nominal value, it has no option but to perform a share split by creating new ordinary shares with a lower nominal value and deferred shares representing the balance of the nominal value of the existing shares. Typically these deferred shares are then repurchased by the company creating a capital redemption reserve. The capital redemption reserve that arises is treated in the same way as share premium and any reduction of this reserve is also a capital reduction requiring the approval of the Court.

Tiziana Life Sciences plc came about in 2014 as a result of a life science company being “reversed” into a cash shell traded on the AIM market in London. These transactions are not uncommon in the UK and they often are coupled with some form of capital reorganisation.

Accordingly in 2016 Tiziana Life Sciences plc found itself with two classes of deferred shares, a substantial share premium account, but a significant deficit on its retained earnings account. Accordingly a proposal was put to its shareholders to eliminate the deficit on retained earnings and to create positive retained earnings by cancelling the balance outstanding to its share premium account and the capital redemption reserves, which had arisen as a result of the buy-back of the classes of deferred shares. Shareholders duly passed this resolution and the Company made an application to the Court for the capital reduction to be approved by the Court. We have included copies of the relevant documents and a hard copy of this letter which is being couriered to you. In the circular to shareholders, the Company made it clear that the purpose of the capital reduction was to “eliminate the deficit then standing to its retained earnings reserve and to create positive retained earnings”. This was also part of the pleadings made to the Court (as the Court requires a rationale for any company capital reduction which it is asked to sanction). Accordingly our difficulty in creating an alternative reserve to represent the capital reduction in the Company’s financial statements is that this would be at odds with the order confirming the capital reduction made by the Court and the resolution passed by shareholders (which are specifically prefaced on the basis that the balance outstanding to the capital redemption reserve and share premium account would be applied in distinguishing the loss standing to the historic retained earnings position).

U.S. Securities and Exchange Commission

February 26, 2018

By contrast, we are aware that the SEC is currently considering a Form F-1 filed by a private company incorporated in England and Wales which will re-register as a public limited company immediately prior to seeking admission to trading on NASDAQ. We understand that the SEC have raised the same point with respect to a capital reduction to be carried out by this private company as part of its share capital reorganisation prior to listing. The difference with the private company issuer is that the capital reduction process is entirely in the hands of the directors and accordingly it is quite possible for the directors to create an alternative distributable reserve (to be shown in the same category of reserves as retained earnings) without applying the credit arising on the capital reduction to the retained earnings reserve itself. This is essentially the difference between capital reduction performed by a private company and that performed by a public company – in the case of a private company the directors have much greater discretion as to where the credit arising on the reduction is applied in terms of reserves, whereas in the case of a public company where the reduction is confirmed by the Court following sanction of shareholders, the directors have to explain and undertake to the Court how the credit arising on the capital reduction will be applied prior to seeking the Court’s confirmation of the shareholder resolution to do so.

You will see from the enclosed documents that the capital reduction process also has to be advertised in a national newspaper circulating in the United Kingdom in order to make potential parties who might be prejudiced by it aware that the Court is considering the process. The Company also has to publish a final announcement confirming that the Court has approved the capital reduction.

We would stress that because of the nature of the provisions of the Companies Act 2006, many listed companies in the UK who are reporting under IFRS have to adopt this accounting treatment and there is no perceived conflict with IAS1. We do think it would be very difficult to reclassify the credit arising on the capital reduction to another reserve retrospectively given the resolution passed by shareholders and the order made by the Court.

In the draft Form 20-F we have added a footnote to the financial statement explaining the allocation of the capital reduction credits within the retained earnings reserve in order that the financial statements could not inadvertently mislead as to historical financial performance which we hope that the Staff may consider an appropriate way to address their concerns whilst not changing the legal effect of the shareholder resolution and the Court order.

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U.S. Securities and Exchange Commission

February 26, 2018

Please contact me at +44 (0) 20 7556 4261 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Yours sincerely,

/s/ Ed Lukins

___________________________

Ed Lukins

cc: Tiziano Lazzaretti, Tiziana Life Sciences plc